Exhibit 99.1

Kingsoft Cloud Announces Unaudited Second Quarter 2023 Financial Results

BEIJING, August 22, 2023 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “With our top priority remaining to achieve high-quality and sustainable development, we keep our focus on selected verticals and invest in core technologies to build our competencies and improve our efficiencies. Our execution of these strategies is well reflected in the sustained robust growth momentum of our gross profit and Non-GAAP EBITDA in the second quarter of 2023. Meanwhile, we are maintaining a high level of agility and quick response to AI trends. This quarter, we launched our Model-as-a-Service solutions to serve AI customers by providing turn-key solutions and to build secure and trusted structures to better connect Large Language Model companies and model usage companies. Looking forward, we will leverage and amplify the synergy with Xiaomi and Kingsoft Corporation ecosystem to fully embrace the opportunities in the AI trend.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “Our gross margin continued its upward trend and recorded a historical high of 11.3%, increasing for another consecutive quarter and rising by a significant 7.9 percentage points year-over-year. Within that, gross margin of public cloud services increased to 5.2% from negative 2.4% in the same period last year and gross margin of enterprise cloud services reached 21.7% from 15.3% in the same period last year. Our adjusted EBITDA margin narrowed down largely from -8.6% in the second quarter of 2022 and -7.0% last quarter to -3.3% in this quarter, demonstrating our revenue quality improvement as well as effective expense control. This quarter, we once again recorded operating cash inflow of RMB65.2 million, resulting from our enhanced management of accounts receivables and cash usage. We believe we are directing to a more balanced and healthy business structure and improving financial performance.”

Second Quarter 2023 Financial Results

Total Revenues reached RMB1,835.4 million (US$253.11 million), representing a decrease of 3.7% from RMB1,906.5 million in the same period of 2022. The decrease was mainly due to our proactive scale-down of services for two largest CDN customers, and phasing-out of loss-making clients.

•	Revenues from public cloud services decreased by 10.1% to RMB1,159.5 million (US$159.9 million), compared with RMB1,289.1 million in the same quarter of 2022. The year-over-year decrease was mainly due to the above-mentioned scale-down of our CDN services.

•	Revenues from enterprise cloud services were RMB675.2 million (US$93.1 million), representing an increase of 9.5% from RMB616.6 million in the same quarter of 2022. The year-over-year increase was mainly driven by our focus on selected verticals and high-quality projects, recovery from Covid-19 impact and more smooth and standard delivery process.

•	Other revenues were RMB0.7 million (US$0.1 million).

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023 as certified for customs purposes by the Federal Reserve Bank of New York.

Cost of revenues was RMB1,628.8 million (US$224.6 million), representing a significant decrease of 11.5% from RMB1,841.3 million in the same quarter of 2022. We continue to enhance our cost control measures. IDC costs decreased significantly by 16.4% year-over-year from RMB1,029.1 million to RMB860.7 million this quarter. Depreciation and amortization costs decreased by 18.8% from RMB249.1 million to RMB202.1 million. Solution development and services costs decreased by 7.4% from RMB489.1 million to RMB452.9 million this quarter. Fulfillment costs and other costs were RMB71.7 million and RMB41.3 million this quarter, which is in line with our enterprise cloud projects’ quality control strategy.

Gross profit was RMB206.6 million (US$28.5 million), which is a record-high quarterly gross profit, representing a significant increase of 216.9% from RMB65.2 million in the same period in 2022. Gross margin was 11.3%, compared with 3.4% in the same period in 2022. Non-GAAP gross profit2 was RMB206.8 million (US$28.5 million), compared with RMB68.4 million in the same period in 2022. Non-GAAP gross margin2 was 11.3%, compared with 3.6% in the same period in 2022. The significant improvement in our gross profit and margin was mainly due to our strategic adjustment of revenue mix, optimized enterprise cloud project selection and efficient cost control measures, showing our strong commitment to improving our profitability and delivering high-quality and sustainable development.

Within that, gross profit of public cloud services was RMB59.7 million (US$8.2 million), which was significantly improved from the gross loss of RMB30.7 million in the same period last year. Gross margin of public cloud services was 5.2%, which improved significantly from negative 2.4% in the same period last year. The improvement was mainly due to our proactive scale-down of CDN services and adjustment of our clients’ structure. Gross profit of enterprise cloud services was RMB146.7 million (US$20.2 million), compared with RMB94.6 million in the same period last year. Gross margin of enterprise cloud services was 21.7%, improved from 15.3% in the same period last year. The improvement was mainly due to our more stringent enterprise cloud project selection.

Total operating expenses were RMB569.7 million (US$78.6 million), compared with RMB792.1 million last quarter and RMB617.2 million in the same period in 2022. Among which:

Selling and marketing expenses were RMB129.3 million (US$17.8 million), compared with RMB88.1 million last quarter and RMB146.2 million in the same period in 2022. The year-over-year decrease was mainly due to our strict expense control and the quarter-over-quarter increase was caused by share-based compensation.

General and administrative expenses were RMB246.5 million (US$34.0 million), further decreased from RMB488.6 million last quarter and RMB250.1 million in the same period in 2022. The quarter-over-quarter decrease was mainly attributable to the high comparison base of the first quarter, which was due to long-lived assets impairment loss of public cloud asset group of RMB185.1 million and loss on disposal of property and equipment of RMB20.2 million therein, as well as our continued expense control this quarter.

Research and development expenses were RMB193.9 million (US$26.7 million), slightly decreased from RMB215.4 million last quarter and RMB220.9 million in the same period in 2022, which was mainly due to the enhanced research and development efficiency and the region re-allocation of personnel in Beijing and Wuhan.

Operating loss was RMB363.1million (US$50.1 million), compared with operating loss of RMB597.9 million last quarter and RMB552.0 million in the same quarter of 2022.

Net loss was RMB498.3 million (US$68.7 million), compared with net loss of RMB608.8 million last quarter and RMB810.5 million in the same quarter of 2022.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Non-GAAP net loss3 was RMB315.0 million (US$43.4 million), significantly narrowed from net loss of RMB412.5 million last quarter and RMB467.7 million in the same quarter of 2022.

Non-GAAP EBITDA4 was RMB-61.9 million (US$-8.5 million), compared with RMB-130.5 million last quarter and RMB-163.7 million in the same quarter of 2022. Non-GAAP EBITDA margin was -3.3% this quarter, compared with -7.0% last quarter and -8.6% in the same quarter last year. Excluding loss on disposal of property and equipment, normalized Non-GAAP EBITDA was RMB-60.4 million this quarter, improved from RMB-110.3 million last quarter and RMB-163.7 million in the same period last year. Normalized Non-GAAP EBITDA margin was -3.3%, compared with -5.9% last quarter and -8.6% in the same quarter of 2022.

Basic and diluted net loss per share was RMB0.14 (US$0.02), compared with RMB0.17 last quarter and RMB0.22 in the same quarter of 2022.

Cash and cash equivalents and short-term investments were RMB4,286.7 million (US$591.2 million) as of June 30, 2023, representing strong and sustainable cash reserve.

Outstanding ordinary shares were 3,539,136,595 as of June 30, 2023, equivalent to about 235,942,440 ADSs.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Tuesday, August 22, 2023 at 8:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI579a3b8455434f7c9d9b4cca23824533. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange loss (gain) and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax (benefit) expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

3 Non-GAAP net loss is defined as net loss excluding share-based compensation, foreign exchange loss (gain) and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

4 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax (benefit) expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2022	Jun 30, 2023	Jun 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,419,166	3,708,696	511,453
Restricted cash	114,560	114,391	15,775
Accounts receivable, net	2,402,430	2,048,327	282,477
Short-term investments	1,253,670	578,035	79,715
Prepayments and other assets	1,612,022	1,695,582	233,832
Amounts due from related parties	246,505	295,134	40,701
Total current assets	9,048,353	8,440,165	1,163,953
Non-current assets:
Property and equipment, net	2,132,994	1,681,361	231,870
Intangible assets, net	1,008,020	926,081	127,712
Prepayments and other assets	21,263	22,260	3,070
Equity investments	273,580	277,984	38,336
Goodwill	4,605,724	4,605,724	635,158
Amounts due from related parties	5,758	6,389	881
Operating lease right-of-use assets	220,539	173,910	23,983
Total non-current assets	8,267,878	7,693,709	1,061,010
Total assets	17,316,231	16,133,874	2,224,963

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	909,500	989,331	136,435
Accounts payable	2,301,958	2,200,719	303,493
Accrued expenses and other current liabilities	2,830,826	2,994,006	412,892
Income tax payable	51,892	59,675	8,230
Amounts due to related parties	427,727	427,640	58,974
Current operating lease liabilities	136,723	78,610	10,841
Total current liabilities	6,658,626	6,749,981	930,865

Non-current liabilities:
Deferred tax liabilities	167,052	147,083	20,284
Amounts due to related parties	413,464	260,390	35,909
Other liabilities	370,531	591,044	81,509
Non-current operating lease liabilities	123,059	96,608	13,323
Total non-current liabilities	1,074,106	1,095,125	151,025
Total liabilities	7,732,732	7,845,106	1,081,890
Shareholders’ equity:
Ordinary shares	25,062	25,280	3,486
Treasury stock	(208,385)	(208,385)	(28,738)
Additional paid-in capital	18,648,205	18,677,487	2,575,743
Statutory reserves funds	(14,700)	(14,700)	(2,027)
Accumulated deficit	(10,102,236)	(11,208,569)	(1,545,732)
Accumulated other comprehensive income	453,074	661,870	91,276
Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,801,020	7,932,983	1,094,008
Non-controlling interests	782,479	355,785	49,065
Total equity	9,583,499	8,288,768	1,143,073
Total liabilities, non-controlling interests and shareholders' equity	17,316,231	16,133,874	2,224,963

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Six Months Ended
	Jun 30, 2022	Mar 31, 2023	Jun 30, 2023	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,289,144	1,153,674	1,159,509	159,904	2,669,951	2,313,183	319,003
Enterprise cloud services	616,574	709,976	675,176	93,111	1,409,083	1,385,152	191,021
Others	780	750	718	99	1,273	1,468	202
Total revenues	1,906,498	1,864,400	1,835,403	253,114	4,080,307	3,699,803	510,226
Cost of revenues	(1,841,294)	(1,670,215)	(1,628,797)	(224,621)	(3,935,145)	(3,299,012)	(454,955)
Gross profit	65,204	194,185	206,606	28,493	145,162	400,791	55,271
Operating expenses:
Selling and marketing expenses	(146,210)	(88,053)	(129,253)	(17,825)	(290,615)	(217,306)	(29,968)
General and administrative expenses	(250,073)	(488,628)	(246,549)	(34,001)	(471,836)	(735,177)	(101,386)
Research and development expenses	(220,946)	(215,370)	(193,920)	(26,743)	(467,579)	(409,290)	(56,444)
Total operating expenses	(617,229)	(792,051)	(569,722)	(78,569)	(1,230,030)	(1,361,773)	(187,798)
Operating loss	(552,025)	(597,866)	(363,116)	(50,076)	(1,084,868)	(960,982)	(132,527)
Interest income	17,490	14,068	25,568	3,526	38,647	39,636	5,466
Interest expense	(34,207)	(27,927)	(30,307)	(4,180)	(68,273)	(58,234)	(8,031)
Foreign exchange (loss) gain	(229,237)	93	(151,515)	(20,895)	(247,978)	(151,422)	(20,882)
Other loss, net	(15,931)	(7,946)	(11,841)	(1,633)	(27,966)	(19,787)	(2,729)
Other (expense) income, net	(37)	12,286	37,781	5,210	20,001	50,067	6,905
Loss before income taxes	(813,947)	(607,292)	(493,430)	(68,048)	(1,370,437)	(1,100,722)	(151,798)
Income tax benefit (expense)	3,483	(1,529)	(4,842)	(668)	5,153	(6,371)	(879)
Net loss	(810,464)	(608,821)	(498,272)	(68,716)	(1,365,284)	(1,107,093)	(152,677)
Less: net (loss) income attributable to non-controlling interests	(7,467)	(1,833)	1,073	148	(9,038)	(760)	(105)
Net loss attributable to Kingsoft Cloud Holdings Limited	(802,997)	(606,988)	(499,345)	(68,864)	(1,356,246)	(1,106,333)	(152,572)

Net loss per share:
Basic and diluted	(0.22)	(0.17)	(0.14)	(0.02)	(0.37)	(0.31)	(0.04)
Shares used in the net loss per share computation:
Basic and diluted	3,654,629,480	3,546,512,621	3,554,529,097	3,554,529,097	3,651,473,415	3,547,111,168	3,547,111,168
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	392,389	(29,833)	238,614	32,906	382,625	208,781	28,792
Comprehensive loss	(418,075)	(638,654)	(259,658)	(35,810)	(982,659)	(898,312)	(123,885)
Less: Comprehensive income (loss) attributable to non-controlling interests	(9,799)	(1,834)	1,058	146	(9,391)	(776)	(107)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited	(408,276)	(636,820)	(260,716)	(35,956)	(973,268)	(897,536)	(123,778)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2022	Mar 31, 2023	Jun 30, 2023	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	65,204	194,185	206,606	28,493	145,162	400,791	55,271
Adjustments:
– Share-based compensation expenses	3,209	224	169	23	6,828	393	54
Adjusted gross profit	68,413	194,409	206,775	28,516	151,990	401,184	55,325

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2022	Mar 31, 2023	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023
Gross margin	3.4%	10.4%	11.3%	3.6%	10.8%
Adjusted gross margin	3.6%	10.4%	11.3%	3.7%	10.8%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2022	Mar 31, 2023	Jun 30, 2023	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(810,464)	(608,821)	(498,272)	(68,716)	(1,365,284)	(1,107,093)	(152,677)
Adjustments:
– Share-based compensation expenses	113,557	11,309	31,797	4,385	206,739	43,106	5,945
– Foreign exchange loss (gain)	229,237	(93)	151,515	20,895	247,978	151,422	20,882
– Impairment of long-lived assets	-	185,135	-	-	-	185,135	8,031
Adjusted net loss	(467,670)	(412,470)	(314,960)	(43,436)	(910,567)	(727,430)	(117,819)
Adjustments:
– Interest income	(17,490)	(14,068)	(25,568)	(3,526)	(38,647)	(39,636)	(5,466)
– Interest expense	34,207	27,927	30,307	4,180	68,273	58,234	8,031
– Income tax (benefit) expense	(3,483)	1,529	4,842	668	(5,153)	6,371	879
– Depreciation and amortization	290,756	266,535	243,984	33,647	578,237	510,519	70,404
Adjusted EBITDA	(163,680)	(130,547)	(61,395)	(8,467)	(307,857)	(191,942)	(43,971)
– Loss on disposal of property and equipment	-	20,216	1,456	201	-	21,672	2,989
Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA	(163,680)	(110,331)	(59,939)	(8,266)	(307,857)	(170,270)	(40,982)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2022	Mar 31, 2023	Jun 30, 2023	Jun 30, 2022	Jun 30, 2023
Net loss margin	-42.5%	-32.7%	-27.1%	-33.5%	-29.9%
Adjusted net loss margin	-24.5%	-22.1%	-17.2%	-22.3%	-19.7%
Adjusted EBITDA Margin	-8.6%	-7.0%	-3.3%	-7.5%	-5.2%
Normalized Adjusted EBITDA	-8.6%	-5.9%	-3.3%	-7.5%	-4.6%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Jun 30, 2022	Mar 31, 2023	Jun 30, 2023	Jun 30, 2023
	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	343,607	(271,387)	65,230	8,995
Net cash (used in) generated from investing activities	(732,804)	319,670	256,816	35,417
Net cash (used in) generated from financing activities	(312,405)	103,994	(222,767)	(30,721)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	95,933	(19,818)	57,623	7,947
Net (decrease) increase in cash, cash equivalents and restricted cash	(701,602)	152,277	99,279	13,691
Cash, cash equivalents and restricted cash at beginning of period	3,382,439	3,533,726	3,666,185	505,590
Cash, cash equivalents and restricted cash at end of period	2,776,770	3,666,185	3,823,087	527,228